[redacted]

09040992

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: February 28, 2010 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 65388

SEC
Mail Processing
Section
MAY 29 2009
Washington, DC
122

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/1/08 (MM/DD/YY) AND ENDING 3/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
McNally Financial Services Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1115 Tranquil Trail Drive
(No. and Street)

San Antonio (City) | Texas (State) | 78232-5185 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David McNally | (210) 545-7080 (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PMB Helin Donovan, LLP
(Name – *if individual, state last, first, middle name*)

5918 W. Courtyard Drive Suite 400 (Address) | **Austin** (City) | **Texas** (State) | **78730** (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, David McNally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **McNally Financial Services Corporation**, as of March 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

David D McNally
Signature

President
Title

J B Garcia
Notary Public
MAY 28, 2009
SAN ANTONIO, TX 78232

J B GARCIA
Notary Public, State of Texas
My Commission Expires 03-02-2013

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PMB + Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS

MCNALLY FINANCIAL SERVICES CORPORATION

Financial Statements
March 31, 2009

(With Independent Auditors' Report Thereon)

MCNALLY FINANCIAL SERVICES CORPORATION
Index to Financial Statements and Supplemental Schedule
March 31, 2009

INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6 - 10
SUPPLEMENTAL SCHEDULE	
I. Computation of net capital and aggregate indebtedness pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	12 - 13

PMB Helin Donovan

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
McNally Financial Services Corporation:

We have audited the accompanying statement of financial condition of McNally Financial Services Corporation as of March 31, 2009, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of McNally Financial Services Corporation as of March 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

Austin, Texas
May 27, 2009

5918 W. Courtyard Dr., Suite 400 • Austin, TX 78730
tel (512) 258-9670 • fax (512) 258-5895

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

AUSTIN · BOSTON · CHICAGO · DALLAS · HOUSTON
ORANGE COUNTY · SAN FRANCISCO · SEATTLE · SPOKANE

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Financial Condition

March 31, 2009

ASSETS		
Cash	$	74,800
Receivable from brokers		2,580
Clearing deposit		25,000
Securities owned, at fair value		39,442
Fixed assets, net		5,555
Deferred tax asset		3,160
Other assets and receivables		1,613
TOTAL ASSETS	$	152,150
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	18,172
Deferred tax liability		809
Federal income tax payable		2,553
Total liabilities		21,534
Stockholder's Equity		
Common stock, voting, 2,000 shares authorized, $.01 par value, 1,000 shares issued and outstanding		10
Additional paid-in capital		104,411
Retained earnings		26,195
Total stockholder's equity		130,616
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	152,150

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION
Statement of Operations
For the Year Ended March 31, 2009

REVENUES		
Securities commissions	$	446,220
Insurance commissions		52,912
Advisory fees		18,333
Interest and other income		(16,739)
Total revenues		500,726
EXPENSES		
Commission expense		320,600
Payroll expenses		124,689
Professional fees		12,886
Regulatory fees		8,828
Advertising		5,302
Depreciation		4,019
Insurance		2,736
Other expenses		32,944
Total expenses		512,004
INCOME BEFORE INCOME TAXES		(11,278)
Income tax benefit		(1,608)
NET INCOME	$	(9,670)

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Changes in Stockholder's Equity

For the Year Ended March 31, 2009

		Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)		Total
Balances at March 31, 2008	$	10	104,411	55,865	$	160,286
Dividends paid		-	-	(20,000)		(20,000)
Net income		-	-	(9,670)		(9,670)
Balances at March 31, 2009	$	10	104,411	26,195	$	130,616

See notes to financial statements and independent auditors' report.

MCNALLY FINANCIAL SERVICES CORPORATION

Statement of Cash Flows

For the Year Ended March 31, 2009

Cash flows from operating activities:		
Net loss	$	(9,670)
Adjustments to reconcile net loss to		
net cash used in operating activities:		
Depreciation expense		4,019
Deferred tax expense		(6,494)
Depreciation in investments		20,053
Change in assets and liabilities		
Tax payable		(5,709)
Other assets		(1,468)
Accrued expenses and other liabilities		(13,702)
Net cash used in operating activities		(14,531)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Payment of dividends		(20,000)
Net cash used in financing activities		(20,000)
Net decrease in cash		(34,531)
Cash at beginning of year		109,331
Cash at end of year	$	74,800
Supplemental Disclosures of Cash Flow Information:		
Income tax paid	$	11,408
Interest paid	$	1,112
Non-Cash Investing and Financing Transactions:		
Reinvestment of dividends on investments	$	764

See notes to financial statements and independent auditors' report.

Note 1 - Nature of Business

McNally Financial Services Corporation (Company) was incorporated in the State of Texas on April 11, 2002 and became a registered broker/dealer with the Securities and Exchange Commission (SEC) in September 2002 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph K(2)(ii) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule. The Company's customers consist primarily of individuals located throughout the United States of America.

Note 2 - Significant Accounting Policies

Basis of Accounting

These financial statements are presented on the accrual basis of accounting in accordance with generally accepted accounting principles whereby revenues are recognized in the period earned and expenses when incurred.

Cash equivalents

For purposes of the statements of cash flows, the Company considers short-term investments, which may be withdrawn at any time without penalty, and restricted cash, which will become available within one year from the date of the financial statements, to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments and credit risk

Financial instruments that potentially subject the Company to credit risk include cash, receivables from clearing broker-dealers and securities owned. The Company's cash balances occasionally exceed federally insured limits of $250,000 during the year. Receivables from clearing broker-dealers represent cash deposited and commissions receivable from these broker dealers and are insured by the Securities Investor Protection Corporation. Securities owned consist of investments in registered investment companies and are held for investment purposes. Securities that are marketable are stated at fair market value (as determined by quoted market prices) and securities not readily marketable are carried at fair value as determined by management of the Company. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight line method over the estimated useful lives of the assets. Company policy is to capitalize all fixed assets with an original purchase price in excess of $500. Depreciation charged to operations amounted to $4,019 for year ended March 31, 2009.

Securities Transactions

Security transactions and the related commission revenues and expenses are recorded on a settlement date basis, generally the third business day following the transaction. If materially different, commission income and related expenses are recorded on a trade date basis.

Insurance Commissions

Insurance commissions are recorded when the insurance products are funded by the customer and the commission is earned.

Recent Accounting Pronouncements

As of March 31, 2009, the Company implemented FAS No. 157, Fair Value Measurements ("FAS 157") for its financial assets and liabilities that are remeasured and reported at fair value at each reporting period and non-financial assets and liabilities that are remeasured and reported at fair value at least annually. In accordance with the provisions of FSP No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company elected to defer implementation of FAS 157 as it relates to its non-financial assets and non-financial liabilities that are recognized and disclosed at fair value in the financial statements on a nonrecurring basis until its fiscal year beginning April 1, 2008.

In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liabilities.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS No. 159 permits an entity to measure financial instruments and certain other items at estimated fair value. Most of the provisions of SFAS No. 159 are elective; however, the amendment to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities that own trading and available-for-sale securities. The fair value option created by SFAS No. 159 permits an entity to measure eligible items at fair value as of specified election dates. The fair value option (a) may generally be applied instrument by instrument, (b) is irrevocable unless a new election date occurs, and (c) must be applied to the entire instrument and not to only a portion of the instrument. The provisions of SFAS No. 159 were effective for the Company on April 1, 2008. The adoption of SFAS No. 159 did not have a significant impact on the Company's results of operations and financial condition.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Texas franchise tax is based on taxable margin and is computed on total gross revenues reduced by the greatest of three defined amounts, rather than being based on federal taxable income. For the year ended March 31, 2009, the Company had no tax due under the Texas franchise tax.

Note 3 - Fair Value of Financial Instruments

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price methodology). SFAS 157 establishes a framework for measuring fair value that includes a hierarchy used to classify inputs used in measuring fair value. The hierarchy prioritizes inputs to valuation techniques used to measure fair value into three levels which are either observable or unobservable. Observable inputs reflect market data obtained from independent sources while unobservable inputs reflect an entity's view of market assumptions in the absence of observable market information.

The level in the fair value hierarchy within which the fair value measurement falls is determined based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy defined by SFAS 157 are as follows:

Level 1: Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis. These generally provide the most reliable evidence and are used to measure fair value whenever available. The Company's Level 1 assets and liabilities include exchange traded equities. Valuations are obtained from readily available pricing sources for market transactions involving identical assets.

Level 2: Fair value is based upon significant inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable for substantially the full term of the asset or liability through corroboration with observable market data as of the reporting date. Level 2 inputs include quoted market prices in active markets for similar assets and liabilities, quoted market prices in markets that are not active for identical or similar assets or liabilities, model-derived valuations whose inputs are observable or whose significant value drivers are observable and other observable inputs.

Level 3: Fair value is based on significant unobservable inputs which reflect the entity's or third party pricing service assumptions about the assumptions market participants would use in pricing an asset or liability. Valuations are estimated based on non-binding broker prices or internally developed valuation models or methodologies, discounted cash flow models and other similar techniques.

The following table sets forth the Company's assets and liabilities that are measured at fair value on a recurring basis as of the March 31, 2009:

Description	Total	Level 1	Level 2	Level 3
Mutual funds	$ 39,442	$ 39,442	$ -	$ -
Total	$ 39,442	$ 39,442	$ -	$ -

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and other liabilities approximated fair market value at March 31, 2009 because of thei r relatively short maturity.

Note 4 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At March 31, 2009, the Company had net capital in excess of minimum requirements and net capital requirements of $61,792 and $50,000, respectively. The Company's net capital ratio was .16 to 1 at March 31, 2009.

Note 5 - Income Taxes

The Company recorded approximately $2,553 of Federal income tax payable as of March 31, 2009. The income tax expense for the year ended March 31, 2009 differs from the amount computed by applying the U.S. Federal income tax rate of 15% as a result of state income taxes net of federal benefits and other nondeductible expenses.

Tax at statutory rate of 15%	$	(1,692)
Impact of permanent differences		507
Adjustment to tax estimate		(423)
Total income tax benefit	$	(1,608)

The tax effect of temporary differences that give rise to significant portions of the current net deferred tax assets (liabilities) at March 31, 2009 are as follows:

Current portion of deferred tax assets (liabilities):		
Excess of capital losses over capital gains	$	3,160
Current deferred tax assets (liabilities), net	$	3,160

The tax effect of temporary differences that give rise to significant portions of the long-term net deferred tax assets (liabilities) at March 31, 2009 are as follows:

Long-term portion of deferred tax assets (liabilities):		
Depreciation	$	(809)
Long-term deferred tax assets (liabilities), net	$	(809)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax assets, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences.

Note 6 - Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions arising in the ordinary course of business. At March 31, 2009, the Company was not involved in any litigation or active legal actions.

Clearing Agreement

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At March 31, 2009, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Schedule I

MCNALLY FINANCIAL SERVICES CORPORATION

Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
As of March 31, 2009

Net capital, as reported in Company Financial Statements	$	130,616
Deductions and/or charges		
Non-allowable assets:		
Receivables from non-customers		2,580
Fixed assets		5,555
Other assets		4,773
Total deductions and/or charges		12,908
Net capital before haircuts on securities		117,708
Haircuts on securities		5,916
Net capital	$	111,792
Aggregate indebtedness		
Accured expense and other liabilities	$	17,535
Total aggregate indebtedness	$	17,535
Computation of basic net capital requirement		
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$	50,000
Net capital in excess of minimum requirement	$	61,792
Ratio of aggregate indebtedness to net capital		0.16 to 1
Reconciliation with company's computation (included in part II of Form X-17A-5 as of March 31, 2009)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	120,354
Audit adjustments to expenses		(7,949)
Non-allowable credits:		
Reclass asset to liability		(1,000)
Adjust for tax receivable		(813)
Adjust for deferred tax asset		(3,160)
Non-allowable debits:		
Adjust property plant and equipment		341
Adjust accumulated depreciation		4,019
Net capital per above	$	111,792

See notes to financial statements and independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholder of
McNally Financial Services Corporation:

In planning and performing our audit of the financial statements and supplemental schedules of McNally Financial Services Corporation (the Company), as of and for the year ended March 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, Securities and Exchange Commission, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

PMB Helin Donovan, LLP

May 27, 2009
Austin, Texas